
04034532

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT


RECEIVED
JUL 0 1 2004
179

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act Of 1934
For the fiscal year ended: December 31, 2003

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to

Commission File No. 1-258

A. Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation
225 West Wacker Drive, Suite 1800
Chicago, Illinois 60606

Continental Materials Corporation
Employees Profit Sharing Retirement Plan
Index
December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4-7

Supplemental Schedule

Schedule I: Schedule H, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year) 8

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Continental Materials Corporation
Employees Profit Sharing Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
May 7, 2004

Continental Materials Corporation
Employees Profit Sharing Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments	$ 22,729,687	$ 18,574,503
Loans to participants	1,792,361	1,660,171
Receivables		
Employer contributions	1,144,173	1,323,356
Employee contributions	128,904	122,073
Total receivables	1,273,077	1,445,429
Total assets	25,795,125	21,680,103
Liabilities		
Administrative expenses	(4,420)	(10,886)
Net assets available for benefits	$ 25,790,705	$ 21,669,217

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation
Employees Profit Sharing Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions	
Additions to net assets attributed to	
Investment income:	
Interest income	$ 102,359
Net appreciation in fair value of investment	15,853
Net investment gain from registered investment entities	3,379,439
Net investment gain from pooled separate account	202,196
Net investment gain	3,699,847
Contributions	
Employer	1,146,342
Employee	1,115,105
Transfer from related plan	92,652
Total additions	6,053,946
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	1,897,915
Administrative expenses	34,543
Total deductions	1,932,458
Net increase	4,121,488
Net assets available for benefits	
Beginning of year	21,669,217
End of year	$ 25,790,705

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to provide retirement benefits to eligible employees. Under the Plan, all non-union employees of Continental Materials Corporation ("CMC") and its subsidiaries (collectively the "Employer") who have met the eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation and Contributions
Eligible employees may become plan members on the first day of the first month coincident with or following completion of one year of service, as defined by the Plan, with the Employer.

A participating employee may make both pre-tax and after-tax contributions to the Plan based upon a percentage of compensation. The pre-tax contributions cannot be less than 1% or greater than 50%, or greater than 15% for those designated as highly compensated. After-tax contributions cannot be greater than 10%. Employer contributions are at the discretion of the Board of Directors and are only made on behalf of participants who have made contributions to the Plan. Such employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Vesting
Participant contributions plus the earnings thereon are fully vested. Vesting in the employer contributions and the earnings thereon is determined on a graded schedule based on years of service. A participant is 100% vested after six years of service. If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant's employer contribution account becomes immediately vested and is nonforfeitable.

Payment of Benefits
A participant is eligible to receive a lump sum distribution upon his/her death, retirement, termination of service, or permanent disability. Participants may also be eligible for benefit payments if they qualify for hardship or in-service distributions, as defined in the Plan.

Participant Loans
A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account. Each loan must be evidenced by the participant's collateral promissory note, with interest equal to 1% above prime rate in effect at the time of application. The period for repayment of the loan generally cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed fifteen years. The interest paid on loans is transferred to the fund(s) from which the loan principal originated.

Allocation of Forfeitures
Forfeitures of terminated participants are used first to pay administration fees, then reallocated at the time of making the employer contribution to the remaining participants' accounts in the same proportion as the allocation of employer contributions for the year. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated. Forfeitures for 2003 were $56,357.

Administrative Expenses
Investment management, custodial, and record keeping expenses of the Plan are paid from the assets of the Plan. Legal and audit expenses and the plan administrator's salary are absorbed by the Employer. Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation
The Plan values investments at fair value. Investments in registered investment entities and common stocks are stated at the quoted market price on the last business day of the year. The pooled separate account is stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded as received. Investment transactions are reflected on a settlement-date basis.

Net earnings on investments are allocated to participants on a daily basis.

Realized and Unrealized Gains and Losses
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on sales of securities are based on average cost.

3. Investment Program

Participants may choose from thirteen investment options which consist of eleven mutual funds, one Stable Value Fund and a CMC stock fund (which invests in Continental Materials Corporation stock). There are also three pre-mixed allocations that may be chosen. These are designed as income oriented, income and growth oriented, and growth oriented portfolios. Participants may change their investment elections at any time.

At December 31, 2003 and 2002, the CMC stock fund held 64,988 shares and 66,201 shares valued at $1,773,523 and $1,794,047, respectively.

4. Investments

The fair value of investments held at December 31, 2003 and 2002 which exceed 5% of total net assets available for benefits are as follows:

	2003	2002
Stable Value	$ 4,035,212	$ 4,897,821
PIMCO Total Return	2,902,863	2,537,460
Mainstay S&P 500 Index	3,469,714	2,704,065
Mainstay All Cap Value	1,511,409	-
Franklin Small Mid-Cap Growth	2,390,838	1,513,868
Continental Materials Corporation Common Stock	1,950,188	1,988,553

5. Termination of the Plan

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event such termination occurs, the participants will become fully vested in their accounts and the distribution of the Plan's assets to participants or their beneficiaries will be made by the trustee of the Plan.

6. Federal Income Taxes

The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Risks and Uncertainties

The Plan provides for various investment options. These options consist of a combination of investment securities including a pooled separate account, investments in registered investment entities and Continental Materials Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by New York Life Trust Company ("New York Life"). New York Life is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. The Plan also has an investment in the common stock of Continental Materials Corporation, the Plan Sponsor. In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.

9. Reconciliation of Financial Statements to Form 5500

The Form 5500 for the year ended December 31, 2003 was prepared on the cash basis of accounting. The financial statements reported in Form 11-K include accruals for $1,273,077 of receivables and $4,420 of liabilities as of December 31, 2003. In addition, the Form 5500 reports loans in default in a different manner from these financial statements. The difference resulted in the reduction of net assets available for benefits as reported in the Form 5500 of $7,524 for the year ended December 31, 2003 and $12,168 for the year ended December 31, 2002.

Continental Materials Corporation
Employees Profit Sharing Retirement Plan
Schedule H, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2003 Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Date, Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
*	Stable Value	Pooled separate account	**	$ 4,035,212
	PIMCO Total Return	Registered Investment Entity	**	2,902,863
*	MainStay S&P 500 Index	Registered Investment Entity	**	3,469,714
*	MainStay All Cap Value	Registered Investment Entity	**	1,511,409
	Franklin Small Mid-Cap Growth	Registered Investment Entity	**	2,390,838
	Janus Twenty	Registered Investment Entity	**	991,852
	Templeton Developing Markets	Registered Investment Entity	**	723,022
	Janus Worldwide	Registered Investment Entity	**	1,191,831
	Templeton Foreign	Registered Investment Entity	**	1,227,117
*	MainStay Map	Registered Investment Entity	**	1,285,498
	Oppenheimer Capital AP	Registered Investment Entity	**	242,728
	Strong Advisor Sm Cap Value	Registered Investment Entity	**	807,415
*	Continental Materials Corporation common stock	Common stock	**	1,950,188
*	Loans to participants	Interest rates at 5% - 10-1/2% with ranging maturities until July 2014	$ -	1,792,361
				$ 24,522,048

* Represents a party-in-interest to the Plan.

** Cost information is not provided as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Continental Materials Corporation Employees Profit Sharing Retirement Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto daily authorized.

Continental Materials Corporation Employees Profit Sharing Retirement Plan

/S/Joseph J. Sum

Joseph J. Sum
Fiduciary of the Continental Materials Corporation Employees Profit Sharing Retirement Plan

Date: June 25, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-23671) of Continental Materials Corporation of our report dated May 7, 2004 relating to the financial statements and supplemental schedule of the Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
June 25, 2004